United States securities and exchange commission logo





                              July 25, 2023

       Martin Kay
       Chief Executive Officer
       Netcapital Inc.
       1 Lincoln Street
       Boston, MA 02111

                                                        Re: Netcapital Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 7, 2023
                                                            File No. 333-273158

       Dear Martin Kay:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed July 7, 2023

       Prospectus Summary
       Our Business, page 3

   1. Revise this section to disclose the total number of projects funded and the average size of funded projects for
each year presented.
 Martin Kay
FirstName  LastNameMartin Kay
Netcapital Inc.
Comapany
July        NameNetcapital Inc.
     25, 2023
July 25,
Page  2 2023 Page 2
FirstName LastName
2. Beginning on page 4, you provide "Case Study" examples of crowdfunding offerings on your platform. Revise this section to provide an explanation for why you included the case studies. Also, revise each one to disclose the revenues generated for Netcapital
         Funding Portal, or other affiliated firms, from each of the offerings cited. Disclose the total number of offerings where less than the maximum offering amount was raised at the termination of the offering period. Finally, disclose the average size of offerings closed on your platform.
Proposed ATS Partnership, page 38

3. We note your disclosure that a beta testing platform was established. To the extent you have any updates on the progress of the platform's beta testing, please include such disclosure.
4. We note your disclosure that you intend to launch a secondary trading feature using the
         Templum ATS. Please include your anticipated steps in developing this platform, including timelines such as when the platform will become available to the public and milestones. In your revised disclosure, please:
             describe how you intend to integrate the Templum ATS with your platform, including how issuers and investors will access the ATS through your platform and the type of transactions that they will be able to conduct;
             disclose the estimated costs, and the sources of funding to integrate the ATS with your platform; and
             discuss here and add risk factors describing integration risks with integrating a third-
              party ATS to your platform and address whether you will be subject to liability based on your platform's users' or the third-party ATS's activities.
5. Revise your disclosure to state whether, under its agreement with Templum Markets,
         Netcapital will generate revenue from sales of securities offered on the ATS. Please provide us with an explanation of how the ATS will operate, which entities are responsible for trade execution, escrow and transfer of purchase prices and fees paid to
         Templum, Netcapital and the buyer/seller of the securities.
6. Revise your disclosure to state whether Netcapital will be able to sell its interest in any portfolio company using the ATS.
Industry Tailwinds, page 38

7. Revise your discussion of the 2020 Department of Labor statement on private equity to discuss the 2021 supplement to that statement, detailing expectation for monitoring private equity investments. Discuss whether Netcapital offerings provide sufficient information to facilitate that type of monitoring for offerings of the size you facilitate on your platform.
8. Revise your discussion of private equity investments to state whether you believe that either the Labor Department Statement and the Boston Consulting Group evaluation of
 Martin Kay
Netcapital Inc.
July 25, 2023
Page 3
       private equity evaluated investments in crowdfunding offerings. Alternatively, please revise this section to explain why you believe that evaluations of private equity investments are meaningful in evaluating the market for your crowd funding platform services.
Investment Portfolio, page 38

9. We note your disclosure regarding the potential value creation driven by your portfolio companies. Please balance your disclosure with equally prominent disclosure of the risks and disadvantages of your portfolio companies on your potential value, including those risks and disadvantages that may be material to investors. Also, revise this section to discuss how Netcapital can monetize its investments in the portfolio companies, and any dividends or sales proceeds that Netcapital has realized from its investments to date.
Exhibits

10. We note your reference to the partnership agreement with Templum Markets LLC entered into in January 2023. Please file it as an exhibit to your registration statement and describe its material terms.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Madeleine Mateo at 202-551-3465 or Christian Windsor at 202-551-3419
with any questions.



                                                              Sincerely,
FirstName LastNameMartin Kay
                                                              Division of
Corporation Finance
Comapany NameNetcapital Inc.
                                                              Office of Finance
July 25, 2023 Page 3
cc:       Gregory R. Carney, Esq.
FirstName LastName